# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheels Up Experience Inc., CIK 0001819516
CUSIP: 96328L304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2135 American Way, Chamblee, Georgia (GA), 30341
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002071876-25-000086
Filed by CIK 0001971339

## Reporting persons
- Kore Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 770,231; sole dispositive power 0; shared dispositive power 770,231; aggregate amount beneficially owned 770,231 (2.12% of the class)
- Kore Fund Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 770,231; sole dispositive power 0; shared dispositive power 770,231; aggregate amount beneficially owned 770,231 (2.12% of the class)

## Item 1. Issuer
Name of issuer: Wheels Up Experience Inc.
Address of issuer's principal executive offices: 2135 American Way, Chamblee, GA 30341

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Kore Advisors LP, a Delaware limited partnership ("KA"); and (ii) Kore Fund Ltd., a Cayman Islands Exempted Company ("KF").
Address of principal business office or, if none, residence: The address of the business office of KA and KF is: 1501 Corporate Drive, Suite 120, Boynton Beach, FL 33426
Citizenship: KA is organized under the laws of the State of Delaware; KF is under the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, each of KA and KF is deemed to be the beneficial owner of 770,231 shares of Class A Common Stock as a result of the ownership of 770,231 shares of Class A Common Stock by KF, which is a client of KA.
Percent of class: Each of KA and KF is deemed to beneficially own approximately 2.12% of the shares of Class A Common Stock outstanding. Percent of class is calculated based on 36,270,704 shares of Class A Common Stock outstanding as of June 30, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed on August 5, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 770,231
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 770,231

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: KF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B Attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Effective upon the filing of this Amendment No. 2 to Schedule 13G, the "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may be deemed to have been formed among the Reporting Persons and each of Whitebox Advisors LLC and Whitebox General Partner LLC with respect to the Class A Common Stock of the Issuer has been dissolved.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kore Advisors LP: /s /Trisha Low, Trisha Low, Chief Compliance Officer (08/13/2026)
- Kore Fund Ltd.: /s /Trisha Low, Trisha Low, Chief Compliance Officer (08/13/2026)